EXHIBIT 99.3

FSD PHARMA INC.	Have questions about this notice? Call the Toll Free Number below, or email.

Toll Free 1-844-682-5888
Email: info@marrellitrust.ca

Notice of Availability of Proxy Materials for FSD PHARMA INC. Annual General and Special Meeting

Meeting Date and Location:

When:	Monday, July 22, 2024 1:00 p.m. (Toronto/New York time)	Where: Garfinkle Biderman LLP, 1 Adelaide Street East, Suite 801, Toronto Ontario, M5C 2V9

You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

https://www.fsdpharma.com/financial-results

OR

www.sedarplus.ca

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made by contacting Marrelli Trust by calling 416.361.0737 or by emailing at info@Marrellitrust.ca. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than July 2, 2024. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

How to Obtain Paper Copies of the Financial Statements

Only Registered and Beneficial holders who return the request for financial statements will receive the documents. They will be received by regular post or email per selection made.

1

How to Vote

If you are a registered holder or non-objecting beneficial owner (NOBO), please go to www.voteproxy.ca and enter the twelve (12) digit control number on your proxy or voting instruction form (VIF) to register your vote.

Fax: 416.360.7812

Mail: Marrelli Trust Company Limited c/o Marrelli Trust Service Corp.

82 Richmond Street East Toronto, ON M5C 1P1

If you are an objecting beneficial owner (OBO), please contact your broker to register your vote on your behalf.

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1.	Election of Directors - Business of the Meeting – Page 13

2.	Re-appointment of Auditor - Business of the Meeting – Page 21

3.	Share Consolidation - Business of the Meeting – Page 21

4.	Approval of Name Change - Business of the Meeting – Page 23

5.	Ratification of Articles of Amendment - Business of the Meeting – Page 24

6.	Issuance of Additional MVS - Business of the Meeting – Page 25

2